UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 28, 2017, Scorpio Tankers Inc. (the "Company") commenced a cash tender (the "Tender Offer") for the Company's outstanding 7.50% senior unsecured notes due in October 2017 (the "Existing Notes"). The Tender Offer is being made on the terms and conditions set forth in the Offer to Purchase, dated March 28, 2017 (the "Offer to Purchase") and related Letter of Transmittal ("Letter of Transmittal"), each of which will be distributed to all current holders of the Existing Notes. The total consideration for the Tender Offer will be $25.00 per $25.00 principal amount of the Existing Notes (the "Tender Offer Consideration"). Tendering noteholders will also receive accrued and unpaid interest from and including the last applicable interest payment date up to, but excluding, the applicable payment date ("Accrued Interest"). The Tender Offer provides for an early tender deadline of 5:00 p.m., New York City time, on April 11, 2017 (unless the Company chooses to extend that date) and is scheduled to expire at 11:59 p.m., New York City time, on April 25, 2017 (unless the Company chooses to extend that date).
The Company intends to finance the payment of the Tender Offer Consideration, including Accrued Interest, and all fees and expenses of the Tender Offer, using the net proceeds from the issuance of new notes of the Company (the "New Notes"), the closing of which is a condition of the Tender Offer, and cash on hand. The Company expects to consummate the transactions pursuant to which the New Notes will be issued on or prior to the Early Payment Date (as such term is defined in the Offer to Purchase). The New Notes are expected to mature after the maturity of the Existing Notes. However, the final terms of the New Notes will depend on market conditions and other factors.
The Tender Offer is subject to the satisfaction of certain conditions, including, among other things, (i) the Company having issued the New Notes in an amount and on terms and conditions acceptable to the Company, in its sole discretion, and the Company having available funds sufficient to pay the Tender Offer Consideration and Accrued Interest with respect to all of the Existing Notes validly tendered that are not validly withdrawn, and (ii) immediately following the completion of the Tender Offer, the Company continuing to meet the NYSE's continued listing standards applicable to the Existing Notes.  The Company has the right to waive, in whole or in part, at any time and from time to time, in its sole discretion, any of the Tender Offer conditions and to accept Existing Notes for purchase in the Tender Offer.
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the Offer to Purchase.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the Letter of Transmittal.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210284) that was filed with the U.S. Securities and Exchange Commission effective March 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: March 28, 2017

	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer